TURBOSONIC TECHNOLOGIES PRESENTS FIRST QUARTER OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
November 11, 2011

TURBOSONIC TECHNOLOGIES, INC. (OTC Bulletin Board – TSTA), a global provider of clean air technologies, presents the following operating results for the first quarter, ending September 30, 2011:

	Three Months Ended
	09/30/2011	09/30/2010
	US Dollars
Total Revenues	$5,910,119	$2,563,116
(Loss) before Income Taxes	$(380,237)	$(671,694)
Tax (Provision) Recovery of Income Taxes	$(56,357)	$232,854
Net (Loss)	$(436,594)	$(438,840)
Basic (Loss) per Share	$(0.02)	$(0.03)
Weighted Average Number of Shares Outstanding	18,554,112	15,138,054

Revenue increased by 131% to $5.9 million in the three months ended September 30, 2011 over the same period ending September 30, 2010. A loss before income taxes of $380,237 was recorded for the quarter compared to a loss before taxes of $671,694 in the same period ending September 30, 2010. Two large turnkey orders that included low-margin sub-contracted installation work reflect a large share of revenue for the quarter ended September 30, 2011. Our 2012 fiscal year began with a backlog of $12.0 million ($3.0 million in 2011), with $2.0 million in order bookings in the first quarter of fiscal 2012 compared to $1.7 million in the first quarter of fiscal 2011. Our backlog of orders at September 30, 2011 was $8.2 million ($2.1 million at September 30, 2010).

Provision for income taxes for the first quarter of fiscal 2012 was $56,357 for international subsidiaries (nil for the US company) compared to recovery of income taxes of $232,854 for the comparable period in fiscal 2011(combined international subsidiaries and the US company). The nil tax provision for US company operations in fiscal 2012 was the result of a recovery of income taxes of $205,683 offset by a deferred tax valuation allowance of $205,683 for the quarter.

Edward Spink, TurboSonic CEO, noted, “We are pursuing a robust sales pipeline but have experienced delays in order bookings. While we anticipate another weak quarter, the actions taken last year, including our re-focus toward growth markets and development of technologies with a return-on-investment, are addressing the repeated delays in the enactment of certain regulatory mandates, as well as market hesitation due to economic uncertainty. We remain ready to seize these regulatory opportunities when they become law. While we believe that proposed regulations will affect industries in our markets, we expect that further actions by the US Environmental Protection Agency, legal challenges or legislative developments could modify the stringency of their provisions or delay their effective dates. It is because of these potential delays that we are continuing to pursue the development of current and new technologies that can augment our suite of environmental technologies. Our latest US installation of our Catalytic Gas Treatment (CGT)™ technology successfully started operation in the first quarter of fiscal 2012. CGT™ is a patented technology that controls emissions of volatile organic compounds (VOCs) such as formaldehyde and methanol from process gas streams. CGT™ offers a return on investment for customers due to operating savings when compared to thermal oxidizers, which have been the traditional control technology for VOC control. TurboSonic has exclusive worldwide marketing rights to CGT™.”

www.turbosonic.com

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol & Biofuels, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-K and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Bulletin Board: TSTA – News)

Contact:

Ed Spink, CEO
espink@turbosonic.com
519-885-5513 ext. 214

TurboSonic Technologies, Inc.
550 Parkside Drive
Waterloo, ON, Canada N2L 5V4
Tel: 519-885-5513
Fax: 519-885-6992
info@turbosonic.com